EIGER ANNOUNCES PRIVATE PLACEMENT

Toronto, March 5, 2003 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that it is conducting a private placement of units (the "Private Placement") in its securities at a price of $0.45 per unit. Each unit (the "Units") is comprised of one share and one share purchase warrant (the "Warrants"). The Warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $0.55 per warrant. As a result of market conditions a non-brokered private placement announced in a press release of January 15, 2003 is not being pursued at this time.

The Private Placement has a maximum subscription of 1,000,000 Units. If the Private Placement is fully subscribed, the Company will receive proceeds of $450,000.

Proceeds from the Private Placement will be used to fund ongoing working capital requirements of Eiger, which include the funding of new marketing initiatives aimed at substantially accelerating the growth of Onlinetel's already growing Voice over IP telephony business.

"Onlinetel continues to establish and enhance market share through its advertising campaign while continuing to enhance its positive cash flow initiatives", says Gerry Racicot, President of Eiger Technology, Inc.

The Private Placement is a non-brokered private placement. Under the policies of the TSX, it is anticipated to close within 45 days.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland
P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.